February 14, 2008

VIA U.S. MAIL AND FACSIMILE

Susan J. Lazzo, Senior Counsel
Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02418

      Re: Sun Life (N.Y) Variable Account D
                Sun Life Insurance and Annuity Company of New York
                Registration Statement on Form N-6
                File Nos. 333-148178, 811-9137

Dear Ms. Lazzo:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 19, 2007. We have given the registration statement a selective review based on the representation in your letter dated December 19, 2007, that the registration statement is substantially similar to a recently reviewed and currently effective registration statement for a product of Sun Life Assurance Company of Canada (U.S.), File Nos. 333-143354, 811-9137. Based on our selective review, we have the following comments on the filings. Page numbers refer to the courtesy copy of the registration statement.

1. Cover Page

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Transaction Fees Table (p. 9)

Inasmuch as the surrender charge is dependent on contractowner characteristics, please disclose in a footnote that the charge varies based on individual characteristics, the charge shown in the table may not be representative of the charge that a particular contractowner will pay, and how the contractowner may obtain more information about the particular charge that would apply to him or her. *See* Form N-6, Item 3, Instruction 3.

3. Periodic Charges Table (pp. 9-1)

For each charge dependent on contractowner characteristics, please disclose in a footnote that the charge varies based on individual characteristics, the charge shown in the table may not be representative of the charge that a particular contractowner will pay, and how the contractowner may obtain more information about the particular charge that would apply to him or her. *See* Form N-6, Item 3, Instruction 3.

4. Annual Fund Operating Expenses (pp. 12)

a. Please confirm to staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

b. Please confirm to staff that the Total Annual Fund Operating Expenses table does not reflect any fee waivers or reimbursements.

5. Example (p. 10)

a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. The examples may reflect only contractual waivers that extend a year beyond the date of the prospectus, and those that have also been disclosed in the Fund Operating Expenses table. *See* Form N-6, Item 3, and Investment Company Release No. 25802, Footnote 15.

b. Please confirm to staff that the examples include the most expensive contract options. *See* Form N-4, Item 3, Instruction 21.

6. Policy Split (p. 22)

The prospectus notes that the policy may be exchanged for "any two individual life insurance policies. . . ." Please clarify generally what are the terms of the individual policies and the basis of the exchange.

7. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. *See* Rule 483(b) of the Securities Act of 1933.

8. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish letters, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to the Securities & Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products